UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of the Issuer)

Siliconware Precision Industries Co., Ltd.

Advanced Semiconductor Engineering, Inc.

(Name of Person(s) Filing Statement)

Common Share, par value NT$10 per share

American Depositary Shares, each representing five Common Shares

(Title of Class of Securities)

827084864

(CUSIP Number for the American Depositary Shares)

Siliconware Precision Industries Co., Ltd. No. 123, Sec. 3, Da Fong Road Tantzu, Taichung, Taiwan Republic of China Attention: Eva Chen (+886) 4 25341525 (ext. 1528)	Advanced Semiconductor Engineering, Inc. 26 Chin Third Road Nantze, Kaohsiung, Taiwan Republic of China Attention: Joseph Tung (+886) 7 3617131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Chris K.H. Lin Simpson Thacher & Bartlett ICBC Tower, 35th Floor 3 Garden Road, Central Hong Kong Facsimile: +852 2514 7600	George R. Bason, Jr. James C. Lin Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong Facsimile: +852 2533 1768

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**
US$4,924,620,072	US$570,763.47

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share payment of NT$51.2 (converted into U.S. dollars based on NT$32.40 = U.S.$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board as in effect on December 30, 2016, the latest available exchange rate set forth in the H.10 statistical release of the Federal Reserve Board) for 3,116,361,139 shares (including share represented by the American depositary shares) subject to the transaction.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory No.1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.
***	A Filing fee of US$582,081.72 has been previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following person (“Filing Persons”):(i) Siliconware Precision Industries Co., Ltd. (the “Company”), a company limited by shares incorporated under the laws of the Republic of China (“Taiwan” or the “ROC”), the issuer of the common shares, par value NT$10 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing five Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; and (ii) Advanced Semiconductor Engineering, Inc., a company limited by shares incorporated under the laws of the ROC (“ASE”).

On June 30, 2016, ASE and the Company entered into a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”) providing for the incorporation of ASE Industrial Holding Co., Ltd. (“HoldCo”), which will (i) purchase the Shares in cash and (ii) issue new shares to the shareholders of ASE in exchange for the common shares of ASE (collectively, the “Share Purchase”).

If the Joint Share Exchange Agreement is approved by the requisite votes of the Company’s and ASE’s shareholders and upon the completion of the Share Purchase (the “Effective Time”):

•	each Share issued and outstanding immediately prior to the Effective Time, including the treasury shares of SPIL and Shares beneficially owned by ASE, will be transferred to HoldCo in exchange for the right to receive NT$51.2, which represents NT$55.0, the original per Share consideration under the Joint Share Exchange Agreement, minus a cash dividend and a return of capital reserve of NT$3.8 per Share in total, distributed by the Company on July 1, 2016. The Final Per Share Price will be paid in NT dollars in cash, without interest and net of any applicable withholding taxes; and

•	each ADS, each representing five Shares, including the ADSs beneficially owned by ASE, will be cancelled in exchange for the right to receive, through the ADS Depositary (as defined below), the US dollar equivalent of NT$256 (representing five times of the Final Per Share Consideration) minus the total of (A) all processing fees and expenses per ADS in relation to the conversion from NT dollars into US dollars and (B) US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among the Company, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder. The Final Per ADS Consideration will be paid in US dollars in cash, without interest and net of any applicable withholding taxes.

The Share Purchase remains subject to the satisfaction or waiver of the conditions set forth in the Joint Share Exchange Agreement, including receipt of the requisite approval of the shareholders of the Company and approvals from all relevant competent authorities. In order for the Share Purchase to be completed, the Joint Share Exchange Agreement must be approved by an affirmative vote of shareholders representing (a) a simple majority of the voting power of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting at which shareholders representing two-thirds or more of the total number of the issued and outstanding Shares are present, or (b) two-thirds or more of the voting power of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company at which shareholders representing less than two-thirds but more than a simple majority of the total number of the issued and outstanding Shares are present.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached hereto as Exhibit (a)(1)), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the Joint Share Exchange Agreement and the transactions contemplated by the Joint Share Exchange Agreement, including the Share Purchase. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning the Filing Person has been supplied by the Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Share Purchase”

Item 2.	Subject Company Information.

(a)	Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Share Purchase”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Procedures for Voting”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading market and price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior public offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Transactions in the Shares and ADSs”

Item 3.	Identity and Background of Filing Persons.

(a)	Name and address. Siliconware Precision Industries Co., Ltd. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Share Purchase”

•	“Annex F—Directors and Executive Officers of the Company and ASE”

(b)	Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Share Purchase”

•	“Annex F—Directors and Executive Officers of the Company and ASE”

(c)	Business and background of natural persons. Not applicable

Item 4.	Terms of the Transaction.

(a)	Material terms.

(1)	Tender offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Share Purchase”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“The Extraordinary General Meeting”

•	“The Summary of the Joint Share Exchange Agreement”

•	“Material U.S. Federal Income Tax Considerations”

•	“Material Taiwan Income Tax Considerations”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

(c)	Different terms. Describe any term or arrangement in the Rule 13e-3 transaction that treats any subject security holders differently from other subject security holders.

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Share Purchase”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Summary of the Joint Share Exchange Agreement”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Share Purchase”

•	“Dissenters’ Rights”

•	“Annex E—ROC Business Mergers and Acquisitions Act – Article 12”

(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of Certain Persons in the Share Purchase”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant corporate events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Summary of the Joint Share Exchange Agreement”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

(c)	Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Plans for the Company after the Share Purchase”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Summary of the Joint Share Exchange Agreement”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Share Purchase”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Plans for the Company after the Share Purchase”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Special Factors—Voting by ASE at the Extraordinary General Meeting”

•	“Special Factors—Voting by Our Directors and Executive Officers at the Extraordinary General Meeting”

•	“Summary of the Joint Share Exchange Agreement”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Share Purchase”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

•	“Special Factors—Effects of the Share Purchase on the Company, the Unaffiliated Security Holders and ASE”

•	“Special Factors––Plans for the Company after the Share Purchase”

•	“Summary of the Joint Share Exchange Agreement”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

(c)	Plans. (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Share Purchase”

•	“Summary Term Sheet—Purposes and Effects of the Share Purchase”

•	“Summary Term Sheet—Plans for the Company after the Share Purchase”

•	“Summary Term Sheet—Financing of the Share Purchase”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Share Purchase”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

•	“Special Factors—Effects of the Share Purchase on the Company, the Unaffiliated Security Holders and ASE”

•	“Special Factors—Plans for the Company after the Share Purchase”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Summary of the Joint Share Exchange Agreement”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Share Purchase”

•	“Summary Term Sheet—Plans for the Company after the Share Purchase”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

•	“Special Factors—Position of ASE as to Fairness of the Share Purchase”

•	“Special Factors—Alternatives to the Share Purchase”

•	“Special Factors—Effects on the Company if the Share Purchase is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Share Purchase”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

•	“Special Factors—Position of ASE as to Fairness of the Share Purchase”

•	“Special Factors—Effects of the Share Purchase on the Company, the Unaffiliated Security Holders and ASE”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Share Purchase”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—ASE’s Purposes of and Reasons for the Share Purchase”

•	“Special Factors—Effects of the Share Purchase on the Company, the Unaffiliated Security Holders and ASE”

•	“Special Factors—Plans for the Company after the Share Purchase”

•	“Special Factors—Effects on the Company if the Share Purchase is not Completed”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Summary of the Joint Share Exchange Agreement”

•	“Material U.S. Federal Income Tax Considerations”

•	“Material Taiwan Income Tax Considerations”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

Item 8.	Fairness of the Transaction.

(a)	Fairness and (b) Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Summary Term Sheet—Position of ASE as to Fairness of the Share Purchase”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Share Purchase”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—Position of ASE as to Fairness of the Share Purchase”

•	“Special Factors—Opinion of the Board’s Financial Advisor”

•	“Special Factors—Opinions of the Special Committee’s Independent Expert”

•	“Special Factors—Opinions of ASE’s Independent Expert”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Annex B—Opinion of J.P. Morgan as the Board’s Financial Advisor”

•	“Annex C-1—Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex C-2—Opinion issued by Mr. Kun-Kuang as the Special Committee’s Independent Expert, dated June 29, 2016 (English Translation)”

•	“Annex D-1—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex D-2—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated June 29, 2016 (English Translation)”

(c)	Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Joint Share Exchange Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Share Purchase”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—Opinion of the Board’s Financial Advisor”

•	“Special Factors—Opinions of the Special Committee’s Independent Expert”

•	“Special Factors—Opinions of ASE’s Independent Expert”

•	“Annex C-1—Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex C-2—Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated June 29, 2016 (English Translation)”

•	“Annex D-1—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex D-2—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated June 29, 2016 (English Translation)”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Share Purchase”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

(f)	Other offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

(a)	Report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Board’s Financial Advisor”

•	“Summary Term Sheet—Opinions of the Special Committee’s Independent Expert”

•	“Summary Term Sheet—Opinions of ASE’s Independent Expert”

•	“Special Factors—Background of the Share Purchase; Past Contacts; Negotiations”

•	“Special Factors—Opinion of the Board’s Financial Advisor”

•	“Special Factors—Opinions of the Special Committee’s Independent Expert”

•	“Special Factors—Opinions of ASE’s Independent Expert”

•	“Annex C-1—Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex C-2—Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated June 29, 2016 (English Translation)”

•	“Annex D-1—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex D-2—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated June 29, 2016 (English Translation)”

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Board’s Financial Advisor”

•	“Special Factors—Opinions of the Special Committee’s Independent Expert”

•	“Special Factors—Opinions of ASE’s Independent Expert”

•	“Annex C-1—Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex C-2—Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated June 29, 2016 (English Translation)”

•	“Annex D-1—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated May 25, 2016 (English Translation)”

•	“Annex D-2—Opinion issued by Mr. Ji-Sheng Chiu as ASE’s Independent Expert, dated June 29, 2016 (English Translation)”

(c)	Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Share Purchase”

•	“Special Factors—Financing”

•	“Summary of the Joint Share Exchange Agreement”

•	“Annex A—Joint Share Exchange Agreement (English Translation)”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Share Purchase”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

•	“Summary of the Joint Share Exchange Agreement”

(d)	Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Share Purchase”

•	“Special Factors—Financing”

•	“Summary of the Joint Share Exchange Agreement”

Item 11. Interest in Securities of the Subject Company.

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Share Purchase”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12. The Solicitation or Recommendation.

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Share Purchase”

•	“Questions and Answers about the Extraordinary General Meeting and the Share Purchase”

•	“Special Factors—Voting by ASE at the Extraordinary General Meeting”

•	“Special Factors—Voting by Our Directors and Executive Officers at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Summary Term Sheet—Position of ASE as to Fairness of the Share Purchase”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Share Purchase”

•	“Special Factors—Reasons for the Share Purchase, Review Conclusion of the Special Committee and Recommendation of Our Board”

•	“Special Factors—Position of ASE as to Fairness of the Share Purchase”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13. Financial Information.

(a)	Financial information. The audited financial statements of the Company for the two years ended December 31, 2014 and 2015 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2015 filed on April 25, 2016 (see page F-1 and following pages). The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro forma information. Not Applicable.

Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Share Purchase”

•	“Special Factors—Interests of Certain Persons in the Share Purchase”

•	“Annex F—Directors and Executive Officers of the Company and ASE”

Item 15. Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference

Item 16. Exhibits.

(a)-(1)	Preliminary Proxy Statement of the Company dated January 6, 2017 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Form of Proxy Card.

(a)-(4)*	Form of ADS Voting Instruction Card.

(a)-(5)	Unaudited Interim Financial Statements of the Company, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 22, 2016.

(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated June 30, 2016, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)**	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the board of directors of the Company, dated June 30, 2016.

(c)-(3)	Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated May 23, 2016 (English Translation), incorporated herein by reference to Annex C-1 to the Proxy Statement.

(c)-(4)	Opinion issued by Mr. Kun-Kuang Hsu as the Special Committee’s Independent Expert, dated June 29, 2016 (English translation), incorporated herein by reference to Annex C-2 to the Proxy Statement.

(c)-(5)	Opinion issued by Mr. Ji-Sheng Chiu, as ASE’s Independent Expert, dated May 25, 2016 (English translation), incorporated herein by reference to Annex D-1 to the Proxy Statement.

(c)-(6)	Opinion issued by Mr. Ji-Sheng Chiu, as ASE’s Independent Expert, dated June 29, 2016 (English translation), incorporated herein by reference to Annex D-2 to the Proxy Statement.

(d)-(1)	Joint Share Exchange Agreement, dated as of June 30, 2016, between the Company and ASE (English translation), incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Article 12 of ROC Business Merges and Acquisitions Act, incorporated herein by reference to Annex E to the Proxy Statement.

(g)	Not applicable.

*	To be filed by amendment.
**	Previously filed on November 22, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Siliconware Precision Industries Co., Ltd.

By:	/s/ Bough Lin
	Name:	Bough Lin
	Title:	Chairman of the Board of the Directors

Advanced Semiconductor Engineering, Inc.

By:	/s/ Jason C. S. Chang
	Name:	Jason C. S. Chang
	Title:	Chairman and Chief Executive Officer